BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee,
Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211
                                       February 14, 1997






Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     EMPI Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                       Linda Assali

Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
                        SCHEDULE 13G
          Under the Securities Exchange Act of
                      1934 (Amendment No. 1)*
                          EMPI Inc.
           ______________________________________
           _
                       NAME OF ISSUER:
               Common Stock (Par Value $0.01)
           _____________________________________
           __
                          TITLE OF CLASS OF
                          SECURITIES 291586105
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                    Page 1 of 7 Pages

CUSIP No.  291586105                    Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, (as investment advisor), and its indirectly wholly owned subsidiary
Bankers Trust International, PLC.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION
   Bankers Trust New York Corporation and Bankers
Trust Company are New York Corporations. Bankers Trust
International PLC is a London Corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


  EACH         7. SOLE DISPOSITIVE POWER

REPORTING


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON




CUSIP No. 291586105                     Page 3 of 7 Pages
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
                             [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO
CUSIP No. 291586105                     Page 4 of 7 Pages

Item 1(a)      NAME OF ISSUER:

                          EMPI Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

                    5255 East River Road
                   Minneapolis, MN  55421

Item 2(a)      NAME OF PERSON FILING:

      Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company, as investment advisor, and indirectly wholly-owned subsidiary
Bankers Trust International, PLC

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               280 Park Avenue
                New York, New York  10017

Item 2(c)      CITIZENSHIP:

Bankers Trust New York Corporation, and Bankers Trust

Company, as investment advisor, are corporations

incorporated in the State of New York with their

principal business offices located in New York. Bankers

Trust International, PLC, is incorporated in England

with its principal business office located in London.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $0.01) of EMPI

Inc. Item 2(e)    CUSIP NUMBER:

          291586105

Item 3         THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

                 (g)  [X] Parent Holding Company, in
                 accordance with Section 240.13d-
                 1(b)(ii)(G)


CUSIP No. 291586105                     Page 5 of 7 Pages


          For Bankers Trust Company, and Bankers Trust
International PLC


     (b) [X] Bank as defined in section 3(a)(6) of the Act.


Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  PERCENT OF CLASS:



     (c)  Number of shares as to which the Bank has:
         (i)  sole power to vote or to direct the
                vote -
        (ii)  shared power to vote or to direct the
                 vote -
          (iii)  sole power to dispose or to direct the
                  disposition of -
           (iv)  shared power to dispose or to direct
                   the disposition of -


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

               If this statement is being filed to report
               the fact that as of the date hereof the
               reporting person has ceased to be the
               beneficial owner of more than five percent
               of the class of securities, check the
               following [X].
CUSIP No. 291586105                     Page 6 of 7 Pages
Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF
OF ANOTHER PERSON:

               Not applicable.

Item 7         IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

               See Item 3 above.

Item 8         IDENTIFICATION AND CLASSIFICATION OF
MEMBERS
OF THE GROUP:

               Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

Item 10        CERTIFICATION:

               Not applicable.




CUSIP No. 291586105                     Page 7 of 7
Pages




SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          as of December 31, 1996


Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:        James T. Byrne, Jr.

Title:             Secretary




                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |
                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC